As filed with the U.S. Securities and Exchange Commission on July 13, 2017.

Registration No. 333-216949

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AKCEA THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	47-2608175
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

55 Cambridge Parkway, Suite 100

Cambridge, MA 02142

(617) 207-0202

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paula Soteropoulos

President and Chief Executive Officer

Akcea Therapeutics, Inc.

55 Cambridge Parkway, Suite 100

Cambridge, MA 02142

(617) 207-0202

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles S. Kim Nicole Brookshire Sean Clayton Richard Segal Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300	Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (File No. 333-216949)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒
(Do not check if a smaller reporting company)

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) relates to the Registrant’s Registration Statement on Form S-1 (File No. 333-216949), as amended, declared effective on July 13, 2017 by the Securities and Exchange Commission. The Registrant is filing this Amendment for the sole purpose of replacing Exhibit 5.1 to the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than Item 16(a) of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules

(a)   Exhibits.

See Exhibit Index immediately following the signature page.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts on the 13th day of July, 2017.

AKCEA THERAPEUTICS, INC.

By:	/s/ PAULA SOTEROPOULOS
Paula Soteropoulos
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

	/s/ PAULA SOTEROPOULOS	President, Chief Executive Officer and Director (Principal Executive Officer)	July 13, 2017
Paula Soteropoulos

	/s/ ELIZABETH L. HOUGEN	Chief Financial Officer (Principal Financial and Accounting Officer)	July 13, 2017
Elizabeth L. Hougen

	*	Chairman of the Board of Directors	July 13, 2017
Stanley T. Crooke, M.D., Ph.D.

		Director	July 13, 2017
Edward Fitzgerald

	*	Director	July 13, 2017
Christopher Gabrieli

	*	Director	July 13, 2017
Elaine Hochberg

	*	Director	July 13, 2017
B. Lynne Parshall, J.D.

	*	Director	July 13, 2017
Sandford D. Smith

*By:	/s/ PAULA SOTEROPOULOS
Paula Soteropoulos, Attorney-in-Fact

II-4

EXHIBIT INDEX

Exhibit Number		Description of Document

1.1	*	Form of Underwriting Agreement.

3.1	*	Amended and Restated Certificate of Incorporation of the Registrant, as amended and as currently in effect.

3.2	*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon closing of this offering.

3.3	*	Bylaws of the Registrant, as currently in effect.

3.4	*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the closing of this offering.

4.1	*	Specimen Common Stock Certificate.

4.2	*	Investor Rights Agreement, dated December 18, 2015, between the Registrant and Ionis Pharmaceuticals, Inc.

5.1		Opinion of Cooley LLP.

10.1	+*	Form of Indemnification Agreement.

10.2	+*	2015 Equity Incentive Plan, as amended, and Form of Award Agreements.

10.3	+*	Form of 2017 Employee Stock Purchase Plan.

10.4	†*	Development, Commercialization and License Agreement, dated December 18, 2015, between the Registrant and Ionis Pharmaceuticals, Inc.

10.5	†*	Services Agreement, dated December 18, 2015, between the Registrant and Ionis Pharmaceuticals, Inc.

10.6	*	Senior Unsecured Line of Credit Agreement, dated January 18, 2017, between the Registrant and Ionis Pharmaceuticals, Inc.

10.7	†*	Strategic Collaboration, Option and License Agreement, dated January 5, 2017, between the Registrant and Novartis Pharma AG.

10.8	*	Stock Purchase Agreement, dated January 5, 2017, between the Registrant, Ionis Pharmaceuticals, Inc. and Novartis Pharma AG.

10.9	*	Office Lease Agreement dated March 25, 2015 between the Registrant and 55 Cambridge Parkway, LLC.

10.10	*	Amendment of Lease dated February 1, 2016 between the Registrant and 55 Cambridge Parkway, LLC.

10.11	+*	Non-Employee Director Compensation Plan, to be in effect upon the closing of this offering.

10.12	+*	Offer Letter Agreement, dated November 17, 2014, between the Registrant and Paula Soteropoulos.

10.13	+*	Offer Letter Agreement, dated January 5, 2015, between the Registrant and Jeffrey M. Goldberg.

10.14	+*	Offer Letter Agreement, dated January 18, 2016, between the Registrant and Louis St. L. O’Dea.

10.15	†*	Letter Agreement regarding Development, Commercialization and License Agreement, dated January 16, 2017, between the Registrant and Ionis Pharmaceuticals, Inc.

10.16	*	Amendment of Lease dated March 16, 2017 between the Registrant and 55 Cambridge Parkway, LLC.

21.1	*	List of Subsidiaries.

23.1	*	Consent of Independent Registered Public Accounting Firm.

23.2		Consent of Cooley LLP (included in Exhibit 5.1).

24.1	*

Power of Attorney (see signature page, on Page II-5, to Registrant’s Registration Statement on Form S-1 (File No. 333-216949), as amended, declared effective on July 13, 2017 by the Securities and Exchange Commission).

*              Previously filed.

+              Indicates management contract or compensatory plan.

†              Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portion have been filed separately with the Securities and Exchange Commission.